                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                           Bancorp Rhode Island, Inc.
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
                         (Title of Class of Securities)

                                   059690 10 7
                                 (CUSIP Number)

                                December 31, 2002
             (Date Of Event Which Requires Filing of this Statement)

 Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                           Rule 13d-1(b)  [ ]
                           Rule 13d-1(c)  [ ]
                           Rule 13d-1(d)  [X]

*The  remainder of this cover page shall be filled out for a reporting  person's initial filing on this form with respect to the subject class of securities, and for any  subsequent  amendment  containing  information  which  would  alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the  Securities  Exchange  Act of
1934 ("Act") or otherwise  subject to the liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the
Notes).

                 (A fee is not being paid with this statement.)

--- ----------------------------------------------------------------------------
 1  Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities
    Only)
                                      Malcolm G. Chace
--- ----------------------------------------------------------------------------
--- ----------------------------------------------------------------------------
 2  Check the Appropriate Box if a Member of a Group     (a) [ ]
    (See Instructions)                                   (b) [ ]
    Not Applicable
--- ----------------------------------------------------------------------------
--- ----------------------------------------------------------------------------
 3  SEC Use Only

--- ----------------------------------------------------------------------------
--- ----------------------------------------------------------------------------
 4  Citizenship or Place of Organization

                                        United States
--- ----------------------------------------------------------------------------
---------------------------- --------- -----------------------------------------
     Number of                  5      Sole Voting Power
       Shares                                   52,555*
    Beneficially
      Owned by                  6      Shared Voting Power
        Each                                    421,233
     Reporting
    Person With                 7      Sole Dispositive Power
                                                52,555*

                                8      Shared Dispositive Power
                                                421,233
---------------------------- --------- -----------------------------------------
--- ----------------------------------------------------------------------------
 9  Aggregate Amount Beneficially Owned by Each Reporting Person
                                        473,788*
--- ----------------------------------------------------------------------------
--- ----------------------------------------------------------------------------
10  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
            (See Instructions)

--- ----------------------------------------------------------------------------
--- ----------------------------------------------------------------------------
11  Percent of Class Represented by Amount in Row (9)

                                            12.5%
--- ----------------------------------------------------------------------------
--- ----------------------------------------------------------------------------
12  Type of Reporting Person (See Instructions)

                                             IN
------- ------------------------------------------------------------------------

*    Includes  1,500  shares of  Common  Stock  issuable  upon the  exercise  of currently  exercisable  stock  options.  2,500  shares of Common Stock were gifted to spouse of Reporting  Person on 1/15/03 which have been subtracted from the  number of  shares  reflected  in 5 and 7 above and added to those shares reflected in 6 and 8 above.

Item 1.
Item 1(a).  Name of Issuer.
            ---------------
         Bancorp Rhode Island, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices.
            ------------------------------------------------
         One Turks Head Place
         Providence, RI 02903
Item 2.

2(a).  Name of Person Filing.
       ----------------------
         Malcolm G. Chace

2(b).  Address or Principal Business Office or, if none, Residence.
       ------------------------------------------------------------
         c/o Point Gammon Corporation
         One Providence Washington Plaza, 4th Floor
         Providence, Rhode Island 02903

2(c).  Citizenship.
       ------------
         United States

2(d).  Title of Class of Securities.
       -----------------------------
         Common Stock, par value $0.01 per share

2(e).  CUSIP Number.
       -------------
         059690 10 7
Item 3.
         Not Applicable

Item 4.  Ownership.
         ----------
Provide the following  information  regarding the aggregate
number and  percentage of the class of  securities  of the issuer  identified in
Item 1.

a. Amount Beneficially Owned.
   --------------------------
As of January 31, 2003, the reporting person beneficially owned:  473,788 shares of Common Stock,  (i) 51,055 of which are held in a Grantor Trust over which Mr.
Chace has sole voting power and sole power to direct the disposition, (ii) 1,500 of which are  purchasable  upon the exercise of currently  exercisable  options,
(iii) 52,100 of which are held in trusts for which Mr. Chace acts as  co-trustee and over  which Mr.  Chace  shares  voting  power  and the  power to direct  the disposition,  (iv)  364,633 of which are held in trusts  for which an  immediate family  member of Mr. Chace acts as a trustee and over which Mr. Chace is deemed to share voting power and the power to direct the disposition,  and (v) 4,500 of which are  owned by Mr.  Chace's  spouse.  Mr.  Chace  expressly  disclaims  any economic or beneficial  interest in 12,700 of the shares held by certain  trusts referenced in clause (iii).

b.  Percent of class.
    -----------------
        12.5%

c.  Number of shares as to which such person has:
    ---------------------------------------------
        i.    sole power to vote or to direct the vote ........................52,555*
        ii.   shared power to vote or to direct the vote.......................421,233
        iii.  sole power to dispose or to direct the disposition of ...........52,555*
        iv.   shared power to dispose or to direct the disposition of..........421,233

Item 5. Ownership of Five Percent or Less of a Class.
        ---------------------------------------------
         Not Applicable

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.
        ----------------------------------------------------------------
         Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security
        -------------------------------------------------------------------------------
        Being Reported on by the Parent Holding Company or Control Person.
        ------------------------------------------------------------------
         Not Applicable

Item 8. Identification and Classification of Members of the Group.
        ----------------------------------------------------------
         Not Applicable

Item 9. Notice of Dissolution of Group.
        -------------------------------
         Not Applicable

Item 10. Certifications.
         ---------------
         Not Applicable

Signature

After  reasonable  inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated    February 10, 2003                      /s/ Malcolm G. Chace
                                                ---------------------

                                  Name/Title        Malcolm G. Chace

--------
* Includes  1,500 shares of Common Stock  purchasable  upon exercise of currently  exercisable  options.  2,500  shares of Common  Stock were  gifted to spouse of Reporting Person on 1/15/03 which have been subtracted from the number of shares held by Reporting Person with sole and dispositive power to direct the vote and disposition and added to those  shares  held by  Reporting  Person with shared voting and dispositive power to direct the vote and disposition.